UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R.District — 500855
Hyderabad, Andhra Pradesh
India
(91) 40-5523-3505
(Address of principal executive offices)
Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
     Not applicable.

Other Events
SIGNATURES
INDEX TO EXHIBITS

     “This Form 6-K is being filed to correct a transmission error which occurred on May 2, 2006, in which the exhibits to this Form 6-K were unintentionally omitted at the time of transmission by Bowne, our filing agent. This Form 6-K replaces and supersedes in its entirety the Form 6-K filed by the Company on May 2, 2006.”
Other Events
     Attached as Exhibit 100 to Form 6-K are the following materials from the Report on Form 20F of Satyam Computer Services Limited for the year ended March 31, 2006, filed on April 28, 2006, formatted in XBRL (Extensible Business Reporting Language): (i). Consolidated Balance Sheets as of March 31, 2005 and 2006 (ii) Consolidated Statements of Income for the years ended March 31, 2004, 2005 and 2006 (iii). Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended March 31, 2004, 2005 and 2006 (iv) Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2005 and 2006.
     The financial information contained in the XBRL is not the official publicly filed financial statements of Satyam Computer Services Limited. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions.
     In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K, including Exhibit 100 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Satyam Computer Services Limited
	By:	/s/ G. Jayaraman
Sr. Vice President — Corporate Governance & Company Secretary
Dated: May 04, 2006

INDEX TO EXHIBITS

Exhibit No: 100	Exhibit Description
The following materials from the Report on Form 20F of Satyam Computer Services Limited for the year ended March 31, 2006 filed on April 28, 2006, formatted in XBRL (Extensible Business Reporting Language): (i). Consolidated Balance Sheets as of March 31, 2005 and 2006 (ii) Consolidated Statements of Income for the years ended March 31, 2004, 2005 and 2006 (iii). Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended March 31, 2004, 2005 and 2006 (iv) Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2005 and 2006.